CUSIP NO. 001300H105                                       13G


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. X )*

                               The AES Corporation

------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $0.01
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   001300H105

------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     NAME OF REPORTING PERSON:
       SS. or I.RS. IDENTIFICATION NO. OF ABOVE PERSON
              Roger W. Sant

-------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) /  /
       (b) / X /

-------------------------------------------------------------------------------

3.     SEC USE ONLY

-------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:
              United States of America

-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER:  3,329,454

6.     SHARED VOTING POWER:  17,068,921

7.     SOLE DISPOSITIVE POWER:  3,329,454

8.     SHARED DISPOSITIVE POWER:  17,068,921


-------------------------------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              20,398,375
-------------------------------------------------------------------------------

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9.) EXCLUDES CERTAIN  SHARES:
              / X /
-------------------------------------------------------------------------------

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9.):
              11.67%
-------------------------------------------------------------------------------

12.    TYPE OF REPORTING PERSON:
              IN
-------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSON:
       SS. or I.RS. IDENTIFICATION NO. OF ABOVE PERSON
              Victoria P. Sant

-------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) /  /
       (b) / X /

-------------------------------------------------------------------------------

3.     SEC USE ONLY

-------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:
              United States of America

-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER:  1,337,528

6.     SHARED VOTING POWER:  17,068,923

7.     SOLE DISPOSITIVE POWER:  1,337,528

8.     SHARED DISPOSITIVE POWER:  17,068,923


-------------------------------------------------------------------------------

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              18,406,451
-------------------------------------------------------------------------------

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9.) EXCLUDES CERTAIN  SHARES:
              / X /
-------------------------------------------------------------------------------

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9.):
              10.53%
-------------------------------------------------------------------------------

12.    TYPE OF REPORTING PERSON:
              IN
-------------------------------------------------------------------------------

Item 1.

(a)    The Name of the Issuer:

              The AES Corporation a Delaware corporation (the "Company").

(b)    The Address of the Company's Principal Executive Offices:

              1001 N. 19th Street
              Arlington, VA 22209


Item 2.

(a)    Name of Persons Filing:

This statement is filed by Roger W. Sant and Victoria P. Sant, United States Citizens.

(b) Address of Principal Business Office or, if none, Residence:

Mr. Sant has a business address at 1001 N. 19th Street, Arlington, VA 22209. Mrs. Sant's address is 1710 Hoban Road, NW, Washington, DC 20007. The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.01 per share (the "Shares") of the Company. The CUSIP Number of the Company is 001300H105.

Item 3.

              This item is not applicable.


Item 4. Ownership:

Mr. Sant holds sole voting and dispositive power with respect to 930,438 shares held in his name, 199,870 shares in an Individual Retirement Account, 292,425 shares held by The AES Corporation Profit Sharing and Stock Ownership Plan, 578,928 shares held in Trust, 29,160 units under the Deferred Compensation Plan for Executive Officers, and 3,939 units under the Excess Contribution Plan. Mr. Sant currently has the right to acquire direct beneficial ownership (within the meaning of rule 13d-3 (d) (1) of 1,080,386 shares of common stock upon the exercise of stock options, and 214,308 shares upon conversion of subordinated debentures. Mrs. Sant holds sole voting and dispositive power for 684,101 shares held in her name and 129,742 shares held in an Individual Retirement Account, and 523,685 shares upon conversion of subordinated debentures. Jointly, Mr. and Mrs. Sant share voting and dispositive power for 14,775,654 shares.

Item 5. Ownership of Five Percent or Less of a Class:

              This item is not applicable.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Mr. and Mrs. Sant are aware of Mr. and Mrs. Dennis W. Bakke, holders of more than 5% of AES Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

              This item is not applicable.


Item 8. Identification and Classification of Member of the Group:

              This item is not applicable.


Item 9. Notice of Dissolution of Group:

              This item is not applicable.


Item 10. Certification

              This item is not applicable

SIGNATURE:

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.



                                                               February 13, 1998
                                                     ---------------------------
                                                                            Date


                                                              /s/  ROGER W. SANT
                                                     ---------------------------
                                                                       Signature


                                                         Roger W. Sant, Chairman
                                                     ---------------------------
                                                                     Name/Title

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.



                                                               February 13, 1998
                                                        ------------------------
                                                                            Date



                                                           /s/  VICTORIA P. SANT
                                                        ------------------------
                                                                       Signature



                                                                Victoria P. Sant
                                                        ------------------------
                                                                      Name/Title